VIA ELECTRONIC TRANSMISSION

December 15, 2017

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	AVALON ADVANCED MATERIALS INC
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual Meeting of Security Holders for the subject issuer:

1	ISIN:	CA05337L1067
CA05337L2057

	CUSIP:	05337L106
05337L205

2	Date Fixed for the Meeting:	February 27, 2018

3	Record Date for Notice:	January 11, 2018

4	Record Date for Voting:	January 11, 2018

5	Beneficial Ownership Determination Date:	January 11, 2018

6	Classes or Series of Securities that entitle	COMMON
	the holder to receive Notice of the Meeting:	RESTRICTED

7	Classes or Series of Securities that entitle	COMMON
	the holder to vote at the meeting:	RESTRICTED

8	Business to be conducted at the meeting:	Annual

9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	YES
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials
	directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,
TSX Trust Company

" Lori Winchester "
Senior Relationship
Manager

Lori.Winchester@tmx.com

www.tsxtrust.com

301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1